January 17, 2025

Peter Konieczny
Chief Executive Officer
Amcor plc
83 Tower Road North
Warmley, Bristol BS30 8XP
United Kingdom

       Re: Amcor plc
           Registration Statement on Form S-4
           Filed January 13, 2025
           File No. 333-284248
Dear Peter Konieczny:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Patrick Fullem at 202-551-8337 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Jonathan L. Davis, P.C.